UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Tallyfy, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> August 18, 2014

Physical address of issuer
911 Washington Avenue, Suite 501, St. Louis, MO 63101

Website of issuer
https://tallyfy.com/

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$251,105.00	$259,033.00
Cash & Cash Equivalents	$238,758.00	$576,307.00
Accounts Receivable	$9,900.00	$0.00
Short-term Debt	$5,752.00	$317,390.00
Long-term Debt	$2,430,791.00	$0
Revenues/Sales	$127,603.00	$91,061.00
Cost of Goods Sold	$265.00*	$57,241.00*
Taxes Paid	$450.00	$0.00
Net Income	-$305,569.00	-$559,335.00

* The figures are descriptive of cost of revenue and could include other costs.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.


March 18, 2021

FORM C-AR

Tallyfy, Inc.



Up to $1,070,000.00 of
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)


This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Tallyfy, Inc., a Delaware corporation (the "***Company***", "***Tallyfy***", as well as references to "*we*", "*us*", or "*our*"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://tallyfy.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 30, 2021.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. 'or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Tallyfy, Inc. (the "*Company*" or "*Tallyfy*") is a Delaware corporation, formed on August 18, 2014.

The Company is located at 911 Washington Avenue, Suite 501, St. Louis, MO 63101.

The Company's website is https://tallyfy.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Tallyfy offers a workflow software product that is specifically designed to ensure that repeatable processes (procedures) are easy to create and run for business people - who don't have to be technically savvy to use the product. We help teams in small and mid-size companies eliminate their use of flowcharts, forms and emails by digitizing manual processes on Tallyfy.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was first formed in 2014. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The Company does not expect to achieve profitability for the next 12-18 months. We are focused instead on increasing product depth and as well as our market share. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We currently have three full time employees, we work with more than fifteen independent contractors, and we face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties service providers, for selected aspects of product development. For example, we use third-party cloud and infrastructure vendors such as AWS (Amazon Web Services) and many other SaaS (Cloud and Software as a Service) tools that help run day-to-day operations. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements,

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may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on its founders and directors Amit Kothari and Pravina Pindoria in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Amit Kothari and Pravina Pindoria die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

To date, the Company has relied on external financing to fund its business and operations.
We are a startup Company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, product development) that, the Company has about eight and twelve months of liquid assets to continue operations at the current rate of expenditure. It is possible to control this expenditure and reduce it, affecting that forecast. If the Offering succeeds, and depending on the level of success of the Offering - we anticipate that two to seven months of additional liquid assets will be made available to continue operations, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transactions or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any intellectual property rights;
- The cost and delays in product;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. With an average monthly burn rate of $35,000.00, we will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offering to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our product cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our product may require significant investments of capital and employee resources. In addition, many of our product's features are used with software products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, such as Typeform, Wufoo, Google, Asana, Trello, Wrike, Slack, Microsoft Teams, Pegasystems, Appian, SAP, Oracle, or IBM. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will

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achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. An illustration of this trend is the planned discontinuation of Hipchat and Stride, and the acquisition of their intellectual property rights by Slack, as well as the acquisition of OpenSpan by Pegasystems. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. By way of illustration, Appian has recently announced the integration of Google AI to its platform in order to provide artificial intelligence capabilities to its applications. We expect these trends to continue as companies attempt to maintain or strengthen their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance our current product, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences relating to our product change continually. Our success depends on our ability to predict, identify, and interpret the needs and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to develop competing technologies, failure to improve processes or to operate in accordance with specifications or expectations, the unavailability of financing, required equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, negligence in performing the digitalization of our clients' manual processes could can potentially lead to significant loss and a successful claim brought against us in excess of the limitation of liability provisions of the Company's Customer Terms of Service, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites, software, and technology infrastructure in general. As a result, we will need to continue to improve and expand our software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new

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products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risk Related to Our Intellectual Property

Our proprietary rights may not adequately protect our technologies and products.
Our commercial success will depend on our ability to adequate protection for our technologies and products in the United States and other countries. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and products are covered by adequate intellectual property protection or are effectively maintained as trade secrets.

Our existing intellectual property rights and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies.

The actual protection afforded for software programs varies on a product-by-product basis, from country to country and depends on many factors, including whether patent law protection is available, the scope of coverage granted by patent and copyright laws, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of intellectual property rights. Our ability to maintain and solidify our proprietary position for our products will depend on our success in obtaining effective claims and enforcing those claims once granted. The patents that may be issued in the future, or those licensed to us, may be challenged, invalidated, unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. We also rely on trade secrets to protect some of our technology. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.
Our success will depend to a significant degree on our ability to secure and protect intellectual property rights and enforce trademark protections relating to our goods and services. While we believe that the protection of trademarks is important to our business, we also rely on a combination of copyright, trade secret, nondisclosure and confidentiality agreements, know-how and continuing technological innovation to maintain our competitive position. From time to time, litigation may be advisable to protect our intellectual property position. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that we will not have sufficient resources to fully pursue litigation or to protect our intellectual property rights. This could result in the rejection or invalidation of our existing and future intellectual property filings. Any adverse outcome in litigation relating to the validity of our patents, or any failure to pursue litigation or otherwise to protect our patent position, could materially harm our business and financial condition. In addition, confidentiality agreements with our employees, consultants, customers, and key vendors may not prevent the unauthorized disclosure or use of our technology. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. Enforcement of these agreements may be costly and time consuming. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

We may not be able to protect our intellectual property rights throughout the world.

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The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to computer engineering technology, which could make it difficult for us to stop possible infringements. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

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BUSINESS

Description of the Business

Tallyfy offers a workflow software product that is specifically designed to ensure that repeatable processes (procedures) are easy to create and run for business people - who don't have to be technically savvy to use the product. We help teams in small and mid-size companies eliminate their use of flowcharts, forms and emails by digitizing manual processes on Tallyfy. Our SaaS (Cloud and Software as a Service) application ensures that companies can achieve the ultimate goal of continuously improving, automating and scaling their repeatable operations. This goal is much more difficult to achieve with most of today's simple task, project and collaboration tools - which are designed for simple/one-off tasks and chats.

Business Plan

The Company's goal is to be the best online platform where anyone can document, track, automate and improve their repeatable processes - helping businesses to save money through efficient, lean operations that are also highly scalable. The Company does not expect to achieve profitability for the next 12 - 18 months. We are focusing instead on increasing product depth and increasing market share. We have invested heavily into product development to this date and are now projecting to reach $20,000.00 of monthly recurring revenue by late 2021.

Our lead acquisition model is primarily based on content marketing, which generates a strong pipeline of inbound leads from search. At the date of this Form C-AR, we are generating more than $300,000 worth of inbound lead generation that we don't have to pay for, since organic search results provide free traffic, unlike paid ads. In the next few months, we will shift our focus to sales and conversion of trials into paid subscribers, and specifically - we removed our "free forever" plan on August 25, 2019, such that all our subscription plans will be paid plans only, including a free trial.

History of the Business

Tallyfy, Inc. was incorporated on August 18, 2014 under Delaware Law. The Company first began operations in 2014 after winning a $50,000 equity-free grant from Arch Grants in St. Louis, MO. This enabled us to bootstrap and begin development of our first product, Tallyfy. We subsequently won two of the major US accelerators - 500 Startups and Alchemist Accelerator in Silicon Valley, which exposed us to new ideas, more investors and very significant changes to our product. The next version of our product (v2) was launched in a "beta" stage in around January 2018.

Taking feedback from the rapid amount of sign-ups - we iterated and improved the product constantly throughout 2018 and all the way to the present day. We now have a product we believe is more adequate for commercialization through differentiation and continue to iterate on the product - although our attention and resources are planned to shift more towards sales in the coming 12 - 18 months. Through the existence of v2 of our product, we have had over 10,000 signups to date - giving us strong insights on market acceptance and enabling us to iterate our product roadmap quickly.

The Company's Products

Product / Service	Description	Current Market
Tallyfy	Tallyfy is a workflow software product designed to create and track repeatable processes	The majority of qualified signups and customers are small and medium-sized companies

Add-ons will exist for our core product, but we are not currently developing new products.

Competition

Our competitors and complimentary players fall into the categories defined below.

Web forms:
A number of companies offer software programs that are available on a web browser. We are complimentary to such tools - since a process (on Tallyfy) kicks off when a form is submitted to the interface of such browser. Examples include Typeform, Wufoo, Google Forms, etc.

Task and project management software programs:
We are partly competitive to such tools since they have tasks/collaboration services at their core. Our differentiation is that we focus on repeatable processes, approvals and forms within tasks (to scale operations) – as opposed to the management of a one-off project. Examples include Asana, Trello, Wrike, etc.

Collaboration and chat software programs:
We are complimentary to such tools - since a repeatable process (like client onboarding and employee orientation) is difficult to run and scale using a chat interface only. Examples include Slack, Microsoft Teams, etc.

Middleware or "integration as a service" programs:
We are complimentary to such tools - since they specifically help users integrate one app to another. Tallyfy runs workflows that people do (we're not about machine-driven automation) and we leverage platforms like Zapier and Microsoft Flow - so that we don't have to build integrations into thousands of other apps. We believe that most processes in a company are (and will always be) driven by people, and only a small segment of processes can be fully automated using middleware.

BPM (Business Process Management) software programs:
We could potentially be competitive to BPM, but only in the enterprise market, which is a market that we are not currently targeting. The enterprise market includes heavyweight, IT-driven platforms that let people define flowcharts/BPMN for repeatable business processes in an attempt to automate them. They've been around for decades - and vendors like Pega, Appian, SAP, Oracle, IBM, etc. all have legacy process management and BPM platforms.

Cloud AI platforms:
We are complimentary to cloud AI API's and platforms like IBM Watson, Google Cloud, Microsoft Cognitive Services, etc. Since AI platforms are in narrow domains e.g. image recognition, data analysis, etc. - we aim to simply slot an "AI task" as part of an "overall process". This way - a process can be a hybrid - where most tasks are for people, but a few tasks are left to automation. The complimentary segments of software above, we believe, puts us is a great position to ride the growth in these large, fast-growing segments.

Customer Base
The majority of qualified signups and customers are SMB (small and medium-sized businesses) with a small, but growing, proportion being enterprise customers.

Suppliers
Our product is a SaaS (Software as a Services), which by definition, runs on independent SaaS servers. The Company uses third-party cloud and infrastructure vendors such as AWS (Amazon Web Services) and many other SaaS tools that help run day-to-day operations, as well as server maintenance and protection.

Intellectual Property
The Company has successfully filed and registered the three trademark applications listed below.

Application or Registration #	Title	Description	File Date	Grant Date	Country

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Serial Number: 86912205	TALLYFY	Service Mark	Feb. 18, 2016	Feb. 07, 2017	US
Serial Number: 87422629	WORKFLOW MADE EASY	Service Mark	Apr. 24, 2017	Sep. 12, 2017	US
Serial Number: 86912232	DESIGN	Service Mark	Feb. 18, 2016	Sep. 27, 2016	US

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other
The Company's principal address is 911 Washington Avenue, Suite 501, St. Louis, MO 63101.

The Company conducts business in all 50 US states, but also in Canada, United Kingdom, Australia, and New Zealand.

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Amit Kothari

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary, 2014 - Present
CEO, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Amit is responsible for the Company's day-to-day operating activities, including revenue and sales growth, as well as customer account management. Amit manages the product direction, technical architecture, strategy, demos, hiring, fundraising and ops architecture.

Amit has not held any activities outside of the Company within the past three years.

Education

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Amit has a background in Computer Science and holds a Bachelor's degree of Science from the University of Bath (2004).

Name
Pravina Pindoria

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Pravina reports to the CEO and is responsible for the Company's day-to-day operating activities, product management, requirements planning and definition, customer success, and helpdesk. Pravina leads the adaptation and adoption of Tallyfy's technology to the healthcare sector. Product releases and demos also fall under her purview.

Pravina has not held any activities outside of the Company within the past three years.

Education
Pravina obtained a Bachelor's degree of Science from the City University of London (2004) and was a registered nurse.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Amit Kothari

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary, 2014 - Present
CEO, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Amit is responsible for the Company's day-to-day operating activities, including revenue and sales growth, as well as customer account management. Amit manages the product direction, technical architecture, strategy, demos, hiring, fundraising and ops architecture.

Amit has not held any activities outside of the Company within the past three years.

Education
Amit has a background in Computer Science and holds a Bachelor's degree of Science from the University of Bath (2004).

Name
Pravina Pindoria

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Chief Operating Officer 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Pravina reports to the CEO and is responsible for the Company's day-to-day operating activities, product management, requirements planning and definition, customer success, and helpdesk. Pravina leads the adaptation and adoption of Tallyfy's technology to the healthcare sector. Product releases and demos also fall under her purview.

Pravina has not held any activities outside of the Company within the past three years.

Education
Pravina obtained a Bachelor's degree of Science from the City University of London (2004) and was a registered nurse.

Indemnification
Pursuant to the Bylaws of Tallyfy, Inc. (the "***Bylaws***"), adopted in August 18, 2014, the Company will indemnify each person who has been or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the Company's request as a director or officer of any other enterprise against all expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit, or proceeding (including, without limitation, the investigation, defense, settlement, or appeal of such action, suit, or proceeding) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company. To the extent a person who is or was serving as a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of any other enterprise, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the Bylaws (including the dismissal without prejudice of any such action, suit, or proceeding), or in defense of any claim, issue, or matter therein, such person will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Expenses (including attorneys' fees) actually and reasonably incurred by a person who may be entitled to indemnification in defending an action, suit, or proceeding, whether civil, criminal, administrative, investigative, or appellate, will be paid by the Company in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification by the Company.

Employees
The Company currently has two employees in the state of Missouri and one employee in the state of Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue 10,000,000 shares of a single class of capital stock with a par value of $0.0001 per share (the "***Common Stock***"), pursuant to the Company's Certificate of Amendment of Certificate of Incorporation of Tallyfy, Inc., filed on October 13, 2016 (the "***Amended COI***").

The Company has issued the following outstanding Securities:

Common Stock

Between May and June 2016, the Company issued three purchasers an aggregate of 5,400 shares of the Company's Common Stock, at a purchase price of $0.0001, for the aggregate proceed of $0.54. These offerings of the Company's Common Stock were conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "*Securities Act*"). The proceeds of these offerings were used for general business purposes.

On June 7, 2016, pursuant to a Common Stock Purchase Agreement, Alchemist Accelerator, LLC was issued 198 shares of the Company's Common Stock in consideration of the Company's acceptance and participation in the purchaser's accelerator program. This offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. Additionally, at such time, the Company granted Alchemist Accelerator, LLC a pre-emptive right entitling the accelerator to purchase up to 10% of the preferred stock issued in the Company's first equity financing of over $1,000,000.00. Subsequently, in August 2019, the Common Stock issued to Alchemist Accelerator, LLC was re-issued in the amount of 104,047 shares of Common Stock and 44,592 shares of Common Stock to its affiliate, Alchemist Accelerator Fund I, LLC.

On October 13, 2016, pursuant to the Amended COI, the shares of the Company's Common Stock then outstanding were reallocated among the then-current holders of the Company's Common Stock, so that the aggregate number of Common Stock issued and outstanding was equal to 5,998,000, with each stockholder entitled to receive a pro rata portion of the Common Stock equal to the ratio that such stockholder's Common Stock outstanding immediately prior to such re-allocation bears to the aggregate amount of all stockholder's Common Stock.

On December 6, 2016, pursuant to a Common Stock Purchase Agreement, a single purchaser purchased 100,000 shares of the Company's Common Stock at a purchase price of $0.35 per share for the aggregate proceeds of $35,000.00. The offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of this offering were used for general business purposes.

Additionally, 162,333 shares of the Company's Common Stock were issued upon exercise of 162,333 of Options issued pursuant to the 2014 Incentive Stock Plan described below in the Section titled '*Incentive Stock Plan*'.

Moreover, 500,000 shares of the Company's Common Stock were issued upon the exercise of 500,000 of Options issued pursuant to the 2014 Incentive Stock Plan (described below).

As of the date of this Form C-AR, there are 6,310,972 shares of Common Stock issued and outstanding, 90,000 shares of Common Stock reserved in connection with grants made pursuant to the Company's 2014 Incentive Stock Plan and an additional 1,247,667 shares of Common Stock reserved for issuance under the Company's 2014 Incentive Stock Plan.

Incentive Stock Plan
On August 24, 2014, the Company adopted and approved its 2014 Incentive Stock Plan, which was subsequently amended on October 13, 2016 (the "*Plan*") to secure for the Company and its stockholders the benefits of the incentive inherent in stock ownership by the employees and managers of, and consultants to, the Company and to afford such persons the opportunity to obtain or increase a proprietary interest in the Company on a favorable basis. Awards granted under the Plan may be in the form of incentive stock options, non-qualified stock options and incentive shares of Common Stock, as described in the Plan. The aggregate number of shares the Company's Common Stock that may be issued pursuant to the Plan shall not exceed the aggregate of 2,000,000 shares, out of which 1,247,667 shares are available for issuance under the Plan.

Options Issued under the Plan
Between 2016 and 2019, the Company issued seven non-qualified stock option grants with an exercise price of $0.0001 per share, one incentive stock option grant with an exercise price of $0.01 per share and one

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incentive stock option grant with an exercise price of $0.08 per share pursuant to the Plan for the aggregate purchase of 1,850,000 shares of the Company's Common Stock, with various schedules (collectively, the "***Options***"). As of the date of this Form C-AR, 662,333 Options have been exercised at a price per share ranging from $0.01 to $0.0001 for the aggregate proceeds $212.58 of in exchange for shares of the Company's Common Stock in reliance on Rule 701 of the Securities Act.

90,000 Options, held by two awardees, remain issued and outstanding. 50,000 of said Options will expire if not exercised before June 22, 2027, and 40,000 of said Options will expire if not exercised by August 30, 2029. The exercise of the issued and outstanding Options may dilute the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Convertible Securities
The Company has raised $2,285,000.00 in convertible securities. A summary of terms of such convertible securities is described below.

The June 2016 Convertible Promissory Note
On June 7, 2016, the Company issued a convertible promissory note to Alchemist Accelerator, LLC in reliance on Section 4(a)(2) of the Securities Act, for the amount of $75,000.00. The proceeds of this offering were used to cover the accelerator program tuition fee and for general business purposes. This convertible promissory note contains a 15% discount rate, $6,000,000 valuation cap, and an interest rate of 4% per annum. The maturity date of the convertible promissory note was initially December 7, 2017 and was subsequently extended to December 7, 2019. Currently, the principal and interest on this convertible promissory note are outstanding and have not been converted into equity securities in the Company. In the event that the convertible promissory note converts after the Crowd SAFE Units issued in this Regulation Crowdfunding Offering convert, the conversion shares issued to the holders of the Crowd SAFEs issued in this Offering will be diluted.

Pursuant to the terms of the convertible promissory note, the note will convert in the following circumstances:

- In the event the Company consummates a qualified financing in which the Company sells shares of its equity securities in a transaction or series of related transactions with an aggregate sales price of not less than $1,000,000.00, excluding cancellation of indebtedness under the convertible promissory note (a "***Qualified Financing***") prior to a Change in Control (as defined below) or payment in full of the convertible promissory note, all principal together will all accrued but unpaid interest shall automatically convert into shares of the Company's preferred stock issued in the Qualified Financing and the Company's Common Stock at the lesser of (i) 85% of the price per share paid by the purchaser of the largest number of equity securities in the Qualified Financing, or (ii) the price obtained by dividing the $6,000,000 by the Company's fully-diluted capitation immediately prior to the Qualified Financing (the "***Conversion Price***"). The total number of shares of stock that the holder shall be entitled to upon such conversion shall be equal to the number obtained by dividing (A) all principal and accrued but unpaid interest under such note by (B) the Conversion Price (the "***Total Number of Shares***"). The Total Number of Shares shall consist of the preferred stock issued in the Qualified Financing and Common Stock. The number of shares of such preferred stock shall be equal to the quotient obtained by dividing (x) all principal and unpaid interest outstanding by (y) the same price per share paid by the other purchaser of the largest number of the equity securities in the Qualified Financing. The number of shares of Common Stock shall be equal to the Total Number of Shares minus the number of shares of preferred stock.

- Additionally, in the event of a Change of Control prior to the Qualified Financing, Optional Conversion (as defined below) or payment in full, in connection with a Change of Control as defined below, at the option of the holder, either (i) the holder shall receive a payment equal to the accrued but unpaid interest plus one and one half times (1.5x) the principal of the note, or (ii) the note shall convert into shares of Common Stock at a price obtained by dividing the $6,000,000 by the Company's fully-diluted outstanding capitalization immediately prior to the

Change of Control (excluding the shares issuable upon conversion of the note). A "***Change of Control***" means the sale, conveyance or other disposition of all or substantially all of the Company's property or assets or the Company's merger with or into or consolidation with any other corporation, limited liability company or other entity (other than a wholly owned subsidiary of the Company) but does not include a merger of the Company effected exclusively for the purpose of changing the domicile of the Company, an equity financing in which the Company is the surviving corporation, or a transaction in which the stockholders of the Company immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction.

- Further, in the event that neither a Qualified Financing nor payment in full has occurred on or before the maturity date, the principal and accrued but unpaid interest under the note shall, at the option of the holder, automatically convert into either (i) shares of the Company's Common Stock at a price per share not less than the Company's fair market value as determined by a third party reasonably selected by the Company's Board of Directors, or (ii) shares of newly authorized Series AA Preferred Stock of the Company at a price obtained by dividing the $6,000,000 by the Company's fully-diluted capitalization (excluding the conversion of convertible notes and including an unallocated option pool reserve equal to 15% of the Company's post-financing fully diluted capitalization) immediately prior to such conversion (the "***Optional Conversion***").

The Series AA Preferred Stock shall have a liquidation preference, and may be converted at any time, at the option of the holder, into shares of Common Stock. The conversion rate will initially be 1:1. Each holder of Series AA Preferred Stock shall have general voting rights, as well as the right to purchase its pro rata share of any offering of new securities by the Company, subject to customary exceptions. This right will terminate on the earlier of (i) immediately prior to the Company's initial public offering or (ii) five years after the financing. Additionally, the Series AA Preferred Stock will have customary ROFR and co-sale rights, information rights, and market stand-off rights.

The August 2016 Convertible Secured Promissory Note
On August 16, 2016, the Company issued a convertible secured promissory note to Missouri Technology Corporation in reliance on Section 4(a)(2) of the Securities Act, for the amount of $200,000.00. The proceeds of this offering were used for general business purposes. The convertible secured promissory contains a 15% discount rate, $6,000,000 valuation cap, and an interest rate of 4% per annum, *provided* that in the event the Company fails to pay the entire outstanding balance upon maturity or acceleration, the interest rate shall accrue from that date at a rate of 12% per annum. The maturity date of this convertible secured note was initially December 7, 2017 and was subsequently extended to December 7, 2019. Currently, the principal and interest on this convertible secured promissory note are outstanding and have not been converted into equity securities in the Company. In the event that the convertible secured promissory note converts after the Crowd SAFE Units issued in this Regulation Crowdfunding Offering convert, the conversion shares issued to the holders of the Crowd SAFEs issued in this Offering will be diluted.

Pursuant to the terms of the convertible secured promissory note, the note will convert in the following circumstances:

- Upon the occurrence of a transaction or series of related transactions in which the Company issues capital stock or securities convertible into or exchangeable or exercisable for capital stock of the Company and receives at least $1,000,000.00 of cumulative gross proceeds (a "***Qualified Financing***"), the holder of the convertible secured promissory note may thereafter elect, in its sole discretion, to convert all or any portion of the outstanding balance into such number of shares of subsequent stock equal to (a) the outstanding principal and accrued interest, divided by (b) the lesser of (i) the product of (A) 85% and (B) the lowest per share purchase price paid or payable for the subsequent stock issued or issuable in the Qualified Financing and (ii) $6,000,000.00 divided by the total number of shares of capital stock outstanding on a fully diluted basis (the "***Conversion Cap Price***").

- Upon the occurrence of a non-qualified financing (not including equity securities or options to purchase equity securities issued to employees, directors or consultants, banks, or lessors), the holder may thereafter elect, in its sole discretion, to convert all or any portion of the outstanding principal and accrued interest into that number of shares of capital stock issued in the non-qualified financing equal to (a) the outstanding principal and accrued interest, divided by (b) the lesser of (i) the product of (A) 85% and (B) the lowest per share purchase price paid or payable for the shares of capital stock issued or issuable in the non-qualified financing, (ii) the fair market value of a share of capital stock as determined by a third party reasonably selected by the Board, and (iii) the Conversion   Cap   Price.

- Additionally, in the event the Company does not complete a Qualified Financing prior to the maturity date, then any time on or after the maturity date, the holder may elect, in its sole discretion, to (a) declare the note immediately due and payable or (b) elect to convert all or any portion of the outstanding principal and accrued interest into such number of shares of capital stock equal to (i) such portion of the outstanding balance divided by (ii) the product of (A) 85% (B) the current fair market value of a share of capital Stock.

Further, in the event that a Change of Control (as defined below) occurs with respect to the Company, then the investor may elect to either (a) convert all or any portion of the outstanding balance of this note into a number of shares of capital stock equal to: (i) such portion of the outstanding principal and accrued interest, divided by (ii) the lesser of (A) the product of (aa) 85% and (bb) the lowest price per share paid or payable in such Change of Control and (B) the Conversion Cap price, or (b) receive payment of an amount equal to the accrued but unpaid interest on this note plus one and one half times (1.5x) the principal of the note. A "*Change of Control*" means (i) a sale or transfer of all or substantially all of the Company's assets to a third party, (ii) a merger of the Company with or into another person or (iii) the acquisition by any person or group (other than an existing beneficial owner of the Company on the date hereof) of a majority of the voting power or economic ownership of the equity interests of the Company other than in a Qualified Financing.

Right of first offer: The investor shall have the right of first offer to purchase all or any portion of such investor's pro rata share of any new securities that the Company may from time to time issue after the date of the August 16, 2016 Convertible Secured Note Purchase Agreement. An investor's pro rata share for purposes of this right of first offer is the ratio of (a) the number of shares of capital stock held by the investor or issuable to the investor upon the conversion of the investor's note(s) to (b) the total number of shares of capital stock calculated on a fully diluted basis.

The Company's obligations under the convertible secured promissory note are secured pursuant to a certain Security Agreement (the "*Security Agreement*") and Intellectual Property Security Agreement (the "*Intellectual Property Security Agreement*"). Under such agreements, and for the benefit of the investor, as a secured party, the Company granted a security interest in and lien on all assets and personal property, including without limitation all accounts, chattel paper, documents, inventory, general intangibles, goods, accessions and records, and all products and proceeds in which the Company then had or acquires an interest, wherever located, whether then existing and owned as of the date of execution of the convertible secured promissory note, or thereafter acquired or arising, as well as all right, title and interest in, to whether then owned or thereafter created, acquired or arising patents and patent applications, trademarks, intellectual property licenses, goodwill and proceeds and profits of the above.

The Cancelled Trust Convertible Note

On July 16, 2015, the Company issued a convertible note to an investor in reliance on Section 4(a)(2) of the Securities Act, for the amount of $25,000.00. This note contained an interest rate of 6% per annum and was redeemed (principal and interest totaling $28,090 paid back in check) on July 18 2017

KISS-A Agreement

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On June 15, 2016, the Company entered into a KISS-A Agreement (Keep it Simple Security) with 500 Startups IV, L.P., for $125,000.00 under Section 4(a)(2) of the Securities Act. The proceeds of this offering were used for general business purposes. Currently, the KISS has not been converted and remains outstanding in the full principal amount.

The material terms of the KISS are as follows:

- Upon the closing of a qualified financing where the Company sells preferred stock for the gross proceeds of $1,000,000.00 or greater, the instrument's face value will automatically convert into a number of conversion shares equal to 5% of the fully-diluted capitalization immediately following the closing of the next equity financing. The issuance of conversion shares pursuant to the conversion of the KISS-A shall be upon and subject to the same terms and conditions applicable to the preferred stock sold in the next equity financing (or the shadow series as applicable).

- In the event of a corporate transaction in which a shift of at least 50% of controlling interests occurs, at the investor's election, (i) this KISS-A shall be converted into that number of conversion shares equal to 5% of the fully diluted capitalization immediately prior to the closing of the corporate transaction; or (ii) the investor shall be paid an amount equal to two times (2x) the purchase price, prior and in preference to any distribution of any of the cash or other assets of the Company to holders of the Company's capital stock by reason of their ownership of such stock.

- If neither of the aforementioned conversions have occurred prior to the eighteen-month anniversary of the instrument, the KISS-A shall be converted into that number of conversion shares equal to 5% of the fully diluted capitalization immediately following the conversion.

- The holder has participation rights in the next equity financing of $1,000,000.00 or more of preferred stock, and has been granted information rights, observer rights, and "Major Investor" and dividend rights upon conversion.

The SAFE Offerings

Between March 3, 2015 and October 31, 2018, the Company issued nine Simple Agreements for Future Equity (SAFEs) to seven investors in reliance of Section 4(a)(2) of the Securities Act for the aggregate proceeds of $1,645,000. The proceeds were applied towards general operating expenses. Currently, the SAFEs are outstanding and have not been converted into equity securities in the Company. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

Six SAFEs were sold for the aggregate amount of $1,160,000.00. These SAFEs have a valuation cap of $6,000,000.00 and a discount of 15%.

One SAFE was sold for the aggregate amount of $350,000.00. This SAFE has a valuation cap of $7,000,000.00 and a discount of 15%.

One SAFE was sold for the aggregate amount of $100,000.00. This SAFE has a valuation cap of $8,000,000.00 and a discount of 15%.

One SAFE was sold for the aggregate amount of $35,000.00. This SAFE has a valuation cap of $6,000,000.00 and a discount of 30%.

The SAFE Offering dated October 9, 2019

On October 9, 2019, the Company issued one SAFE to a single investor in reliance on Regulation D, Rule 506(b) of the Securities Act for the aggregate proceeds of $150,000. The proceeds are expected to be allocated towards general operating expenses. This SAFE has a valuation cap of $7,000,000.00 and a discount of 15%. Currently, the SAFE is outstanding and has not been converted into equity securities in the Company. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in this Offering.

The SAFE Issued on January 2, 2020

On January 2, 2020, the Company issued one SAFE for the amount of $65,000.00 to Paree Paltan LLC, Missouri Limited-Liability Company. The SAFE has a valuation of eleven million dollars ($11,000,000.00) with a discount of 15%.

The eleven Simple Agreements for Future Equity (SAFEs) have the following conversion mechanisms:

- The SAFEs automatically convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "***Equity Financing***"), at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to each investor's purchase amount divided by either (1) the SAFE's respective valuation cap divided by the Company Capitalization or (2) the price per share sold in the Equity financing multiplied by one minus the SAFE's respective discount amount, whichever calculation results in a greater number of shares of Safe Preferred Stock. "***Safe Preferred Stock***" means the shares of a series of preferred stock issued to the investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the conversion price. "***Standard Preferred Stock***" means the shares of a series of preferred stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing. "***Company Capitalization***" means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) the SAFE instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

- If there is a change of control or IPO (each a "***Liquidity Event***") before the expiration or termination of the SAFE, the investor will, at its option, either (i) receive a cash payment equal to each investor's purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the holder fails to select the cash option. If insufficient funds are available for distribution in the amounts set forth therein, then all of the Company's available funds will be distributed with equal priority and pro rata among the cash-out investors in proportion to their purchase amounts, and the cash-out investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the Liquidity Price. "***Liquidity Price***" means the price per share equal to the valuation cap divided by the Liquidity Capitalization. "***Liquidity Capitalization***" means the number, as of immediately prior to the Liquidity Event, of shares of capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other Safes; and (iv) convertible promissory notes.

If there is dissolution, liquidation, winding up, termination or general assignment for the benefit of the Company's creditors before the expiration or termination of the SAFE instrument, the Company will pay an amount equal to the purchase amount immediately prior to, or concurrent with, such event, and prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock by reason of their ownership thereof. If no such funds are available to satisfy this provision, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among such investors.

Debt

The Company maintains credit card balances in the total amount of $2,744.69 as of the date of this Form C-AR. Besides the credit card debt and the convertible promissory notes described in the section titled '*Convertible Securities*' above, the Company has no other outstanding debt or loan obligations.

Valuation

The Securities being sold in this Offering are Crowd SAFE Units that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing. A 409(a) valuation was conducted by our cap table management company, Carta. The FMV (Fair Market Value) ascribed in that report dated November 26, 2018 was $0.08 per share of Common Stock.

Ownership

The majority of the Company is owned by Amit Kothari.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Amit Kothari	87.8%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company's current revenue comes from licensing its software on a recurring, subscription model billed per user, per month or per user, per annum.

The Company does not expect to achieve profitability in the next 12 months. We are focusing instead on increasing product depth and increasing market share.

The Company incurred total operating expenses of $448,608.00 and $582,878.00 for the years ended December 31, 2020 and 2019, respectively. In 2020, the Company generated $127,338.00 in gross profit, resulting in a net loss of $305,569.00. In 2019, the Company generated $33,820.00 in gross profit, resulting in a net loss of $559,335.00.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $32,577.00 and $67,633.00 for the years ended December 31, 2020 and 2019, respectively.

Advertising

The Company expenses the cost of advertising as incurred and aggregated $9,495.00 and $0.00 for the years ended December 31, 2020 and 2019, respectively.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $210,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. The Company has about ten months of liquid assets to continue operations at the current rate of expenditure. It's possible to control this expenditure and reduce it, affecting that forecast. If the Offering succeeds, and depending on the level of success of the Offering, we anticipate an additional 2 - 7 months of liquid assets will be made available to continue and/or grow operations.

The Company currently has an average burn rate of $35,364.18 per month.

The Company has additional sources of capital other than the proceeds from the Offering. See the 'CAPITALIZATION AND OWNERSHIP' Section above.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities issued pursuant to Regulation CF do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not engaged in any transaction with a related person.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Amit Kothari
1CA38FBDBD974F4...
(Signature)

Amit Kothari
(Name)

Director, CEO, President, Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Amit Kothari
1CA38FBDBD974F4...
(Signature)

Amit Kothari
(Name)

Director, CEO, President, Secretary
(Title)

3/30/2021
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Pravina Pindoria
B80C94A155C143D...

(Signature)

Pravina Pindoria

(Name)

Director, Chief Operating Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Pravina Pindoria
B80C94A155C143D...

(Signature)

Pravina Pindoria

(Name)

Director, Chief Operating Officer

(Title)

3/30/2021

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

TALLYFY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2020

TALLYFY, INC.
BALANCE SHEET
DECEMBER 31, 2020
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ASSETS

CURRENT ASSETS		
Cash	$	238,758
Accounts Receivable		9,900
Related Party Note Receivable		12
Credit Card		2,435
TOTAL CURRENT ASSETS		251,105
TOTAL ASSETS		251,105

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	2,752
Subscription Factoring	3,000
TOTAL CURRENT LIABILITIES	5,752
NON-CURRENT LIABILITIES	
Convertible Notes	275,000
Loan Payable	23,600
SAFE Notes	2,132,838
TOTAL LIABILITIES	2,437,191
SHAREHOLDERS' EQUITY	
Common Stock (10,000,000 shares authorized;	631
6,310,972 issued; 0.0001 par value)	
Additional Paid in Capital	145,331
Retained Earnings (Deficit)	(2,319,387)
Syndication Fees	(12,661)
TOTAL SHAREHOLDERS' EQUITY	(2,186,086)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 251,105

TALLYFY, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020
_____

Operating Income	
Sales	$ 127,603
Cost of Goods Sold	265
Gross Profit	127,338
Operating Expense	
Professional Services	266,415
Salaries	140,120
General & Administrative	32,577
Advertising	9,495
	448,608
Net Income from Operations	(321,270)
Other Income (Expense)	
Interest Expense	(298)
Other Income	16,449
Tax	(450)
Net Income	$ (305,569)

TALLYFY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020
_____

Cash Flows From Operating Activities	
Receipts from customers	$ 121,485
Payments to suppliers and employees	(453,677)
Cash receipts from other operating activities	16,723
Net Cash Flows From Operating Activities	(315,469)
Cash Flows From Financing Activities	
Other cash items from financing activates	285,611
Net Cash Flows From Financing Activities	285,611
Cash Flows From Investing Activities	
Other cash items from investing activates	9,950
Net Cash Flows From Investing Activities	9,950
Cash at Beginning of Period	258,665
Net Increase (Decrease) In Cash	(19,908)
Cash at End of Period	$ 238,758

TALLYFY, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020

—————

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at December 31, 2019	6,310,972	$ 631	$ 145,331	$ (2,013,819)	$ (1,867,856)
Issuance of Stock					
Syndication Costs					(12,661)
Net Income				(305,569)	(305,569)
Balance at December 31, 2020	6,310,972	$ 631	$ 145,331	$ (2,319,387)	$ (2,186,086)

TALLYFY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Tallyfy, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and domiciled in Missouri. The Company software as a service ("SaaS"), specializing in workflow optimization management for everyday business needs.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company earns revenue through the sale of their software services.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2019, the Company has accrued a reserve of $0 for doubtful accounts.

Other Income

In 2020 the Company recognized $16,449 in other income. This amount is net of a grant that was awarded in the amount of $12,667 and $3,782 in interest income on cash balances held in the company's bank account.

Advertising

The Company records advertising expenses in the year incurred.

Related Party Note Receivable

A note receivable was issued to a related party. The note does not accrue interest and is payable by a future date determined by management.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Missouri.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes do not accrue interest and are payable at a future date to be determined by management. These notes will convert at a $6,000,000 cap with a 15% discount.

In 2016, the company issued a loan payable in exchange for cash for the purpose of funding continuing operations ("the Loan Payable"). The loan does not accrue interest and is payable at a future date to be determined by management.

During the year ended December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion

_____

price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2020, the Company had $2,132,838 of SAFE obligations outstanding, with a valuation cap of $6,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2020.

TALLYFY, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
_____

NOTE D- EQUITY

Under the Company's original articles of incorporation in effect through September of 2018, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

_____

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 8, 2021, the date that the financial statements were available to be issued.